AULT LETTERHEAD

August 24, 2005

VIA FACSIMILE and EDGAR

Ms. Jeanne Bennett

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Ault Incorporated (File No. 0-12611)
Form 8-K Filed August 9, 2005

Dear Ms. Bennett:

This letter is submitted on behalf of Ault Incorporated (the “Company”) in response to your letter dated August 10, 2005.  The responses are numbered in response to your comments.

Form 8-K Filed August 9, 2005

1.                                       We note you intend to file restated financial statements.  However, you have not indicated how or when you intend to do so.  Please disclose how and when you intend to file restated financial statements for each of the periods you have listed as being affected.  We may further comment after you file the restated financial statements.

RESPONSE:

                                                The Company plans to file an amendment to its Form 10-K for the year ended May 30, 2004 and amended Form 10-Q’s for the quarters ended August 29, 2004, November 28, 2004 and February 27, 2005.  The Company currently intends to make these amended filings during the first week of October.  The Company also plans to file its Form 10-K for the year ended May 30, 2005 about the same time.  Contemporaneously with the submission of this letter, the Company is filing an amendment No.1 to its Form 8-K filed on August 9, 2005 to disclose the amended filings it intends to make, and the Company’s anticipated timetable.

2.                                       You disclose that the financial statements should be restated due to two separate and very different issues: accounting errors and discontinued operations.  Please clarify and quantify in your disclosures the effects of each of these two issues on the major components of your financial statements.

RESPONSE:

On August 12, 2005, the Company submitted as exhibit 99.1 to Form 8-K the transcript of a conference call held on August 9, 2005 in which the Company discussed in detail the adjustments that the Company was making to its financial statements.  Contemporaneously with the submission of this letter, the Company is filing amendment No.1 to its Form 8-K filed on August 9, 2005 to include a schedule as Exhibit 99.1 and Exhibit 99.2 showing certain originally reported financial information along with the restated financial information for major components of the Company’s financial statements.

*                                         *                                         *

The Company hereby acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                                          staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  If you have any questions about this submission, please call William Birmingham, the Company’s Interim Chief Financial Officer at (763) 592-1900.

Very Truly Yours,

/s/ Frederick M. Green
Chief Executive Officer